Exhibit 99.1

China Finance Online Reports 2011 Fourth Quarter

and Fiscal Year Unaudited Financial Results

Beijing, China, April 16, 2012 – China Finance Online Co. Limited (“China Finance Online”, or the “Company”, “we”, “us” or “our”) (NASDAQ GS: JRJC), the technology-driven, user-focused market leader in China in providing vertically integrated financial services and products including news, data, analytics, securities investment advisory and brokerage-related services through web portals, desktop solutions and mobile handsets, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2011.

2011 Fourth Quarter Financial Highlights

•	Net revenues were $10.8 million compared with $14.8 million for the fourth quarter of 2010;

•	Gross profit was $8.7 million with a gross margin of 80.8% compared with $12.4 million and 84.1% for the fourth quarter of 2010;

•	A total of $15.2 million in non-cash impairment loss of goodwill and intangible assets was recorded following an impairment test;

•	Net loss attributable to China Finance Online was $15.4 million;

•	Excluding non-cash share-based compensation expenses and non-cash impairment loss of goodwill and intangible assets, non-GAAP net income attributable to China Finance Online was $80,000.

Fiscal Year Ended December 31, 2011 Financial Highlights

•	Net revenues were $53.0 million compared with $59.7 million for the fiscal year ended December 31, 2010;

•	Gross profit was $44.2 million with a gross margin of 83.5% compared with $51.2 million and 85.8% for the fiscal year ended December 31, 2010;

•	Net loss attributable to China Finance Online was $19.3 million;

•

Excluding non-cash share-based compensation expenses and non-cash impairment loss of cost method investment, goodwill and intangible assets, non-GAAP net income attributable to China Finance Online was $1.2 million with diluted non-GAAP net income per ADS of 5 cents.

Key Developments

•

The Company will implement a strategic transition of its core business from providing premium subscription services to individual investors to developing fee-based securities investment advisory services with wealth management services to be added over time. Such strategic transition may adversely affect our performance in the short term and result in losses of profit during such transition period;

•

Our Board of Directors underwent the following changes: Mr. Hugo Shong and Mr. Fansheng Guo resigned from the Board for personal reasons; Mr. Zhiwei Zhao has been appointed the Chairman of the Board and will continue to serve as the CEO of the Company; and Mr. Rongquan Leng has been appointed an independent director.

2011 Fourth Quarter Results

Net revenues for the fourth quarter of 2011 were $10.8 million, compared with $14.8 million for the fourth quarter of 2010. The main sources of the Company’s net revenues were from subscription fees from individual customers, subscription fees from institutional customers, advertising revenues and revenues from brokerage-related services, which contributed 65%, 7%, 19% and 8% to total revenues respectively, compared with 77%, 4%, 13%, and 6%, respectively, for the comparable period in 2010. Revenues from subscription fees paid by individual customers decreased 39.1% year-over-year reflecting the decreased demand for financial information products amid a sluggish stock market in China, deteriorating global macroeconomics, as well as the continuing impact on sales due to new regulatory requirements effective from January of 2011. Advertising revenues increased 10.0% year-over-year to $2.1 million. Institutional subscription revenues increased 40.8% year-over-year to $0.8 million. Revenues from brokerage-related services increased 2.5% year-over-year to $0.9 million.

For the fourth quarter of 2011, gross profit was $8.7 million compared with $12.4 million for the comparable period in 2010. Gross margin for the fourth quarter of 2011 was 80.8% compared with 84.1% for the fourth quarter of 2010. The year-over-year decrease in gross margin was mainly due to lowered revenues.

General and administrative (“G&A”) expenses for the fourth quarter of 2011 were $2.7 million, or 25.5% of net revenues, compared with $2.8 million, or 19.3% for the comparable period in 2010. Excluding non-cash share-based compensation expenses of $0.2 million and $0.5 million for the fourth quarters of 2011 and 2010, respectively, adjusted G&A expenses for the fourth quarter of 2011 were $2.5 million, or 23.5% of net revenues, compared with $2.4 million, or 16.0% of net revenues in the fourth quarter of 2010. The increase in adjusted G&A expenses as a percentage of quarterly revenues was mainly due to lowered revenues.

Sales and marketing expenses for the fourth quarter of 2011 were $4.5 million, or 41.4% of net revenues, down from $7.3 million, or 49.7% in the fourth quarter of 2010. The year-over-year decrease in sales and marketing expenses, excluding non-cash share-based compensation expenses, in both absolute value and as a percentage of quarterly net revenues was primarily due to the lower marketing expenses and sales commissions from reduced sales revenue.

Product development expenses for the fourth quarter of 2011 were $3.4 million, or 31.7% of net revenues, compared with $3.6 million, or 24.4% of net revenues for the same quarter in 2010. Management believes that investments in human and technical resources to improve the Company’s data, product and technical capabilities are crucial for our business in the long run.

During the fourth quarter of 2011, China Finance Online recorded a non-cash impairment loss of $3.4 million in intangible assets and a non-cash impairment loss of $11.8 million in goodwill, mainly associated with the Company’s subscription business. Such impairments were recorded based on a test for intangible assets and goodwill impairment, performed by an independent third party appraisal firm.

Total operating expenses for the fourth quarter of 2011 were $25.8 million, up from $13.8 million in the fourth quarter of 2010. Excluding non-cash share-based compensation expenses and non-cash impairment loss of intangible assets and goodwill, adjusted operating expenses were $10.4 million in the fourth quarter of 2011, down from $13.2 million for the fourth quarter of 2010.

GAAP net loss attributable to China Finance Online for the fourth quarter of 2011 was $15.4 million compared with a GAAP net income of $89,000 in the 2010 fourth quarter. Non-GAAP net income attributable to China Finance Online, which excluded the non-cash share-based compensation expenses of $0.3 million and non-cash impairment loss of intangible assets and goodwill of $15.2 million, was $80,000 for the 2011 fourth quarter, compared with a non-GAAP net income of $0.7 million for the same quarter of 2010. Both basic and diluted weighted average number of ordinary shares in the fourth quarter of 2011 was 109 million. Each ADS represents five ordinary shares of the Company.

As of December 31, 2011, total cash, cash equivalents and restricted cash were $94.5 million. Accounts receivable in non-margin related business was $1.5 million while Daily Growth’s margin-related accounts receivables was $12.9 million. Daily Growth continues to implement strict margin account screening and ongoing monitoring to ensure the safe return of capital. As of December 31, 2011, short-term investments were $10.7 million.

Total China Finance Online Co. Limited’s shareholders’ equity was $90.9 million as of December 31, 2011, compared with $105.9 million as of December 31, 2010.

The combined current and non-current deferred revenues at the end of the fourth quarter of 2011, which represented prepaid service fees made by customers for subscription services that have not been rendered as of December 31, 2011, were $24.5 million.

As of December 31, 2011, the number of active paid subscribers of the Company was approximately 94,000.

Fiscal Year 2011 Results

Total net revenues for the fiscal year ended December 31, 2011 were $53.0 million, compared with $59.7 million in 2010, exceeding the Company’s prior guidance of $52.0 million for fiscal year 2011. Gross profit for the year of 2011 was $44.2 million, compared with $51.2 million in 2010. Gross margin was 83.5% for the fiscal year ended December 31, of 2011, compared with 85.8% in 2010. GAAP net loss attributable to China Finance Online for the fiscal year ended December 31, 2011 was $19.3 million, compared with GAAP net income of $2.0 million in the same period in 2010. Excluding non-cash share-based compensation expenses of $1.5 million, non-cash impairment loss of intangible assets and goodwill of $17.5 million and investment of $1.5 million in Ocean Butterfly, non-GAAP net income attributable to China Finance Online for the fiscal year ended December 31, 2011 was $1.2 million, compared with a non-GAAP net income of $6.5 million in the same period in 2010, exceeding the Company’s prior guidance of a loss of $1 million for fiscal year 2011. Diluted non-GAAP net income per ADS attributable to China Finance Online was $0.05 for the fiscal year ended December 31, 2011.

Changes of Board Members

China Finance Online announced today changes to its Board of Directors. Mr. Hugo Shong and Mr. Fansheng Guo resigned from the Board for personal reasons; Mr. Zhiwei Zhao has been appointed the Chairman of the Board and will continue to serve as the CEO of the Company; and Mr. Rongquan Leng is joining the Board as an independent director.

Mr. Rongquan Leng is Vice Chairman of China Institute of Communications. Mr. Leng served as Executive Director, President and Chief Operating Officer of China Telecom Corporation Limited (“China Telecom”)( NYSE:CHA HKEx:728), Deputy General Manager and Chief Engineer of China Telecommunications Corporation, Deputy General Manager of China Network Communications Group Corporation, Deputy Chief Engineer of the Directorate General of Telecommunications (“DGT”) of the Ministry of Posts and Telecommunications (“MPT”), Chief Engineer of the Beijing Long-Distance Telephone Office, Vice Chairman of the Internet Society of China and Deputy Director of Post and Telecommunications Technology Committee of Ministry of Information Industry. Mr. Leng is a professor-level senior engineer. He graduated from Beijing University of Posts and Telecommunications with a Master’s Degree in engineering science. Mr. Leng has more than 30 years of operational management experience in the telecommunications industry in China.

Subsequently, the Board now has a total of five (5) directors, including four (4) independent directors.

The Audit Committee now consists of Mr. Kheng Nam Lee, Mr. Ling Wang and Mr. Neo Chee Beng. The Compensation Committee now consists of Mr. Rongquan Leng, Mr. Ling Wang and Mr. Neo Chee Beng. The Nominations Committee now consists of Mr. Rongquan Leng and Mr. Ling Wang.

“I would like to thank Hugo for his dedication and enormous contribution to China Finance Online. It has been a pleasure working with him over the years. His strategic insights and steady leadership has been instrumental in guiding the Company. Our heartfelt thanks also go to Fansheng for his commitment and distinguished service to help position the Company for success. Fansheng has been an invaluable member of the Board and his strategic guidance has been very important for our growth in the past,” commented Mr. Zhiwei Zhao, Chairman and CEO of China Finance Online.

“Meanwhile, we are honored to have Mr. Leng join the Board of Directors. He brings extraordinary management, business and technology expertise as well as highly recognized leadership, all of which we believe are key assets in helping with the formation of our strategic initiatives. His tenure with China Telecom, one of the world’s largest telecom companies, in particular, exhibits his experience in offering full array of products and services to hundreds of millions of subscribers in China, which will help us better execute our new business plan. China Finance Online has been an industry pioneer in delivering online financial information to millions of individual investors in China. We will continue to innovate and work as a team to implement our new strategic plan.” Mr. Zhao further added.

Strategic Operational Transition

Our operating environment has undergone profound structural changes since the global financial crisis started in year 2008. Based on our assessment of changes in customer demand, market and regulatory environments and industry outlook, the Company believes that a partial fix for near-term challenges will not fundamentally address the structural changes for the long run.

With the sluggish Chinese stock market declined 20% in year 2011 and virtually achieved no nominal gains over the last decade, the individual investors’ demand for paid security analysis software has been continuously decreasing. As of December 2011, 56% of A-share brokerage accounts have not seen any trading activities for the recent 12 months, according to China Securities Depository and Clearing Corporation.

On the other hand, competition is intensifying among companies that provide security analysis software despite the declining market demand. As a result, the security analysis software industry is showing signs of over-capacity. Sales of many companies started to stall or decline and profit margins continue to be squeezed. In addition to known competitors, many unlicensed and previously unregulated copycats have distorted the competitive landscape.

Despite their long-term positive effects on standardizing industry practices and creating a more transparent and trustworthy environment, regulatory requirements effective from January of 2011 have increased companies’ compliance costs. The resultant increase in expenses is becoming apparent across the industry.

Assessing the above secular trends in both capital markets and our own industry, the Board of Directors has decided upon the following strategic transition. Beginning in April 2012, as the Company continues to offer basic versions of paid individual subscription services to individual investors through its flagship portal sites and accumulate paid subscribers with basic software and information services, China Finance Online will no longer accept new paid subscribers or renewals for its premium individual subscription service. The Company will start targeting unpaid users of its flagship web portals and low-end subscribers for our securities investment advisory service and over time provide other wealth management services. Such strategic transition may adversely affect our performances in the short term and result in losses of profit during such transition period.

In China, securities investment advisory refers to fee-based investing advice and counsel on stocks and related financial products from licensed professionals who assist in clients’ investment decision-making process.

“We will leverage our massive user base to develop securities investment advisory and over time other wealth management services to help transition our operations from an information-based platform to a service-based platform. Our strategic goal is to leverage on our robust internet capabilities and become a leading financial information and financial services provider to serve high net-worth households and the rising middle class Chinese in securities investment advisory, and over time add wealth management services.” commented Mr. Zhiwei Zhao, Chairman and CEO of China Finance Online.

Business Outlook

Cost reduction associated with the transition will help offset the loss in revenues and mitigate the loss of cash flow to a certain extent. The Company plans to implement additional cost-cutting initiatives to increase efficiency and improve operational performance. Deferred revenues will continue to be realized until the expiration of outstanding premium individual subscriptions. The Company intends to preserve its cash balance as ample cash is critical for ensuring the success of the strategic transition.

New businesses such as securities investment advisory and other wealth management services are still in the early stage of development. The Company does not expect these areas to contribute material revenues any time soon. During this transition period, the Company will no longer provide financial or operational guidance.

“Given the increasing availability of financial products, investors are diversifying their investments and at the same time seeking professional investment advisory and guidance on wealth management. We are taking necessary actions now to adapt to the evolving external environment and better position ourselves for future growth.” commented Mr. Zhiwei Zhao, Chairman and CEO of China Finance Online.

Conference Call Information

The Company will host a conference call and a simultaneous webcast, on April 16, 2012 at 8:00 p.m. Eastern Time/April 17, 2012 8:00 a.m. Beijing Time. Interested parties may participate in the conference call by dialing approximately five minutes before the call start time at U.S. +1-877-847-0047, Hong Kong +852-3006-8101, Singapore 8008-523-396, or China 800-876-5011, and the pass code for all regions is 671909.

A replay of the conference call will be available shortly after the conclusion of the event through 10:00 p.m. Eastern Time on April 23, 2012 (or 10:00 a.m. Beijing Time on April 24, 2012). The dial-in details for the replay: U.S. +1-866-572-7808, Hong Kong +852-3012-8000, Singapore 800-101-2157, China 800-876-5013. Access code: 671909.

The conference call will be available as a live webcast and replay at: http://www.media-server.com/m/p/h4qoaf8j

About China Finance Online

China Finance Online Co. Limited is the technology-driven, user-focused market leader in China in providing vertically integrated financial services and products including news, data, analytics, securities investment advisory and brokerage-related services through web portals, desktop solutions, and mobile handsets. Through its web portals, www.jrj.com and www.stockstar.com, the Company provides individual users with subscription-based service packages that integrate financial and listed-company data, information and analytics from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis and will start providing integrated financial information and services, including securities investment advisory and wealth management services in near future. These features and functions are delivered through proprietary software available by download, through the internet or through mobile handsets. Through its subsidiary, Genius, the Company provides financial information database and analytics to institutional customers including domestic securities and investment firms. Through its subsidiary, Daily Growth, the Company provides securities brokerage services for stocks listed on Hong Kong Stock Exchange.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, this release contains the following forward-looking statements regarding:

•	our net revenues and non-GAAP net income guidance for 2011;

•	our product upgrade and strategic transformation initiative;

•	cost-cutting initiative and its effect on efficiency and operational performance;

•	potential business consolidation amidst the new regulatory environment;

•	the market prospect of the business of securities investment advisory and wealth management; and

•	the transition period to adapt to the new compliance requirements.

Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, which risks and uncertainties include, among others, the following:

•	the changing customer needs, regulatory environment and market condition that we are subject to;

•	the uneven sector-growth of the Chinese economy that could lead to volatility in the equity markets and affect our operating results in the coming quarters;

•	the unpredictability of our strategic transformation and upgrade;

•	the competition we are facing in the new business of securities investment advisory and wealth management;

•	global macroeconomic uncertainties;

•	wavering investor confidence that could impact our business; and

•	possible non-cash goodwill, intangible assets and investment impairment may adversely affect our net income.

Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F under “Forward-Looking Information” and “Risk Factors”. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Non-GAAP Measures

To supplement the unaudited condensed consolidated financial information presented in accordance with Accounting Principles Generally Accepted in the United States of America (“GAAP”), the Company uses non-GAAP measures of income from operations, net income, and diluted net income per ADS, which are adjusted from results based on GAAP to exclude the non-cash share-based compensation expenses and non-cash goodwill, intangible assets and investment impairment. The non-GAAP financial measures are provided to enhance the investors’ overall understanding of the Company’s current and past financial performance in on-going core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and therefore deems it important to provide all of this information to investors. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of the Company’s GAAP financial measures to Non-GAAP financial measures” set forth at the end of this release.

Contact:

Julie Zhu

China Finance Online Co. Limited

+86-10-5832-5288

ir@jrj.com

Shiwei Yin

Grayling

646-284-9474

shiwei.yin@grayling.com

Tables follow

China Finance Online Co. Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	Dec. 31, 2011	Dec. 31, 2010
Assets
Current assets:
RMB account	$52,147	$92,897
Foreign currency account	12,494	13,876
Cash and cash equivalents	64,641	106,773
Restricted cash	29,861	14,533
Trust bank balances held on behalf of customers	18,664	9,625
Accounts receivable, net—others	1,468	3,635
Accounts receivable, net—Margin clients	12,889	8,095
Loan receivable	9,566	—
Short-term investments	10,701	31
Prepaid expenses and other current assets	3,577	4,078
Deferred tax assets, current	634	3,634
Total current assets	152,001	150,404
Cost method investment	—	1,480
Property and equipment, net	6,530	8,276
Acquired intangible assets, net	—	4,349
Rental deposits	738	719
Goodwill	—	12,950
Deferred tax assets, non-current	484	1,681
Other deposits	224	231
Total assets	$159,977	$180,090
Liabilities and equity
Current liabilities:
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $7,037 and $13,341 as of December 31,2011 and December 31,2010, respectively)	17,287	32,995
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $3,127 and $2,660 as of December 31,2011 and December 31, 2010, respectively)	6,458	10,839
Short-term loan (including short-term loan of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and nil as of December 31, 2011 and December 31, 2010, respectively)	19,171	6,424
Amount due to customers for trust bank balances held on behalf of customers (including amounts due to customers for the trust bank balances held on their behalf of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and nil as of December 31, 2011 and December 31, 2010, respectively)	18,664	9,625
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited. $115 and $31 as of December 31, 2011 and December 31, 2010, respectively)	144	221
Deferred tax liabilities, current(including deferred tax liabilities, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $3 and nil as of December 31, 2011 and December 31, 2010, respectively)	45	—
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited. $25 and $94 as of December 31,2011 and December 31,2010, respectively)	135	155
Total current liabilities	61,904	60,259
Deferred tax liabilities, non-current (including deferred tax liabilities, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and $948 as of December 31, 2011 and December 31, 2010, respectively)	—	967
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited. $3,033 and $4,962 as of December 31,2011 and December 31,2010, respectively)	7,237	13,022
Total liabilities	69,141	74,248
Noncontrolling interests	(105)	(57)
Total China Finance Online Co. Limited Shareholders’ equity	90,941	105,899
Total liabilities and equity	$159,977	$180,090

China Finance Online Co. Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of U.S. dollars, except share and ADS related data)

	Three months ended			Year ended Dec. 31
	Dec.31, 2011	Dec.31, 2010	Sep.30, 2011	2011	2010
Net revenues	10,760	14,784	13,515	53,008	59,716
Cost of revenues	(2,067)	(2,353)	(2,303)	(8,771)	(8,497)
Gross profit	8,693	12,431	11,212	44,237	51,219
Operating expenses:
General and administrative(includes share-based compensation expenses of $216, $478, $347, $1,326 and $4,153, respectively)	(2,747)	(2,848)	(3,137)	(11,228)	(13,208)
Sales and marketing (includes share-based compensation expenses of $11, $60, $33, $114 and $216, respectively)	(4,453)	(7,342)	(5,251)	(21,338)	(26,991)
Product development (includes share-based compensation expenses of $26, $42, $23, $99 and $151, respectively)	(3,416)	(3,607)	(3,415)	(13,314)	(13,028)
Loss from impairment of intangible assets	(3,437)	—	(641)	(4,078)	—
Loss from impairment of goodwill	(11,796)	—	(1,667)	(13,463)	—
Total operating expenses	(25,849)	(13,797)	(14,111)	(63,421)	(53,227)
Government subsidies	14	184	14	265	514
Loss from operations	(17,142)	(1,182)	(2,885)	(18,919)	(1,494)
Interest income	740	462	565	2,745	1,590
Interest expense	(58)	(78)	(64)	(247)	(142)
Investment gain	178	428	497	1,032	1,138
Other income (loss), net	(76)	83	15	(7)	(7)
Exchange gain, net	246	309	481	1,350	813
Loss from impairment of cost method investment	—	—	—	(1,480)	—
Income (loss) before income tax benefit	(16,112)	22	(1,391)	(15,526)	1,898
Income tax benefit (provision)	708	(59)	(2,359)	(3,938)	(264)
Net income (loss)	(15,404)	(37)	(3,750)	(19,464)	1,634
Less: Net income (loss) attributable to the non-controlling interest	2	(126)	(232)	(137)	(326)
Net Income (loss) attributable to China Finance Online Co. Limited	(15,406)	89	(3,518)	(19,327)	1,960
Net income (loss)per share attributable to China Finance Online Co. Limited
Basic	(0.14)	0.00	(0.03)	(0.18)	0.02
Diluted	(0.14)	0.00	(0.03)	(0.18)	0.02
Income (loss) per ADS
Basic	(0.71)	0.00	(0.16)	(0.89)	0.09
Diluted	(0.71)	0.00	(0.16)	(0.89)	0.09
Weighted average ordinary shares
Basic	108,976,122	108,920,009	108,967,101	108,961,642	108,247,552
Diluted	108,976,122	115,134,022	108,967,101	108,961,642	114,125,022
Weighted average ADSs
Basic	21,795,224	21,784,002	21,793,420	21,792,328	21,649,510
Diluted	21,795,224	23,026,804	21,793,420	21,792,328	22,825,004

China Finance Online Co. Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Three months ended
	Dec. 31, 2011	Dec. 31, 2010	Sep. 30, 2011
Cash flows from operating activities:
Net loss	(15,404)	(37)	(3,750)
Adjustments to reconcile net loss to net cash provided by operating activities:
Share-based compensation	253	580	403
Depreciation and amortization	865	917	866
Provision of allowance for doubtful accounts	93	239	—
Interest income from term deposits	—	—	(92)
Gain from short-term investments	(178)	(413)	(497)
Deferred taxes	(60)	(93)	1,668
Loss from impairment of intangible assets	3,437	—	641
Loss from impairment of goodwill	11,796	—	1,667
Loss on disposal of property and equipment	7	1	—
Changes in assets and liabilities:
Accounts receivable-others	2,055	1,295	580
Accounts receivable-Margin clients	2,166	63,296	1,654
Prepaid expenses and other current assets	409	1,842	508
Trust bank balances held on behalf of customers	(7,812)	2,455	(4,264)
Restricted cash	(468)	—	—
Rental deposits	(3)	—	8
Deferred revenue	(6,860)	3,598	(5,833)
Accounts payable	(370)	84	(89)
Amount due to customers for trust bank balances held on behalf of customers	7,812	(2,455)	4,264
Accrued expenses and other current liabilities	1,283	2,419	(671)
Income taxes payable	(903)	90	597
Net cash provided by (used in) operating activities	(1,882)	73,818	(2,340)
Cash flows from investing activities:
Loan receivable	(9,563)	—	—
Consideration paid for acquiring noncontrolling interests	—	(383)	—
Purchase of term deposits	—	—	(19,789)
Proceeds from maturity of term deposits	1,580	—	18,323
Purchase of short-term investments	(7,289)	(2,702)
Proceeds from sales of short-term investments	355	3,226	17,900
Restricted cash	(29)	—	704
Purchase of property and equipment	(203)	(173)	(169)
Proceeds from disposal of fixed assets	—	1	1
Net cash provided (used in) investing activities	(15,149)	(31)	16,970
Cash flows from financing activities:
Proceeds from stock options exercised by employees	3	63	—
Proceeds from short-term loan	5,654	(57,579)	—
Net cash provided by (used in) financing activities	5,657	(57,516)	—
Effect of exchange rate changes	235	695	543
Net increase (decrease) in cash and cash equivalents	(11,139)	16,966	15,173
Cash and cash equivalents, beginning of quarter	75,780	89,807	60,607
Cash and cash equivalents, ending of quarter	64,641	106,773	75,780

Non-GAAP Measures(in thousands of U.S. dollars, except per ADS related data)

	Three months ended			Fiscal Year ended
	Dec. 31, 2011	Dec. 31, 2010	Sep. 30, 2011	Dec. 31, 2011	Dec. 31, 2010
Loss from operations (GAAP)	(17,142)	(1,182)	(2,885)	(18,919)	(1,494)
Share-based compensation	253	580	403	1,539	4,520
Loss from impairment of intangible assets	3,437	—	641	4,078	—
Loss from impairment of goodwill	11,796	—	1,667	13,463	—
Adjusted income (loss) from operations (Non-GAAP)	(1,656)	(602)	(174)	161	3,026

	Three months ended			Fiscal Year ended
	Dec. 31, 2011	Dec. 31, 2010	Sep. 30, 2011	Dec. 31, 2011	Dec. 31, 2010
Net income (loss) attributable to China Finance Online Co. Limited (GAAP)	(15,406)	89	(3,518)	(19,327)	1,960
Share-based compensation	253	580	403	1,539	4,520
Loss from impairment of intangible assets	3,437	—	641	4,078	—
Loss from impairment of goodwill	11,796	—	1,667	13,463	—
Loss from impairment of cost method investment	—	—	—	1,480	—
Adjusted net income (loss) attributable to China Finance Online Co. Limited (Non-GAAP)	80	669	(807)	1,233	6,480
Diluted adjusted net income (loss) per ADS attributable to China Finance Online Co. Limited (Non-GAAP)	0.00	0.03	(0.04)	0.05	0.28
ADSs used in calculating diluted adjusted net income (loss) attributable to China Finance Online Co. Limited (Non-GAAP)	22,494,305	23,026,804	21,793,420	22,612,759	22,825,004